Exhibit 99.1

Intchains Group Limited Reports First Quarter 2025 Unaudited Financial Results

Total revenues of US$18.2 million exceeds guidance, up 445.5% YoY

Total ETH-based cryptocurrency units were approximately 7,023, up 23.2% QoQ

Income from operations reach US$5.1 million, achieving turnaround from prior-year period

Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), a company that engages in the provision of altcoin mining products, the strategic acquisition and holding of Ethereum-based cryptocurrencies, and the active development of innovative Web3 applications, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Operating and Financial Highlights

•

Sales Volume of Altcoin Mining Products Measured by Number of Embedded ASIC Chips: Since we offer a wide range of altcoin mining products, with each unit incorporating anywhere from tens to hundreds of ASIC chips, it is more meaningful to measure the sales of our altcoin mining products by the number of embedded ASIC chips. Our sales volume of ASIC chips for Q1 2025 was 709,857 units, compared to 494,235 units for the same period last year, representing an increase of 43.6%.

•	Revenue: Our revenue for Q1 2025 reached RMB132.4 million (US$18.2 million), reflecting a increase of 445.5% from RMB24.3 million for the same period of 2024.

•	Income/(Loss) from Operations: We recorded income from operations of RMB36.9 million (US$5.1 million) for Q1 2025, compared to a loss from operations of RMB34.6 million for the same period of 2024.

•	Net Loss: Our net loss for Q1 2025 was RMB34.0 million (US$4.7 million), reflecting an increase of 129.8% from RMB14.8 million for the same period in 2024.

•

Non-GAAP Adjusted Net Loss: Non-GAAP adjusted net loss in the first quarter of 2025 was RMB32.0 million (US$4.4 million), reflecting an increase of 139.6% from RMB13.3 million for the same period in 2024. Non-GAAP adjusted net loss excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

•

Cryptocurrencies: As of March 31, 2024, the fair value of our cryptocurrency assets other than stablecoins such as USDT and USDC was RMB101.6 million (US$14.0 million), primarily comprised of approximately 7,023 ETH-based cryptocurrencies, valued at RMB93.7 million (US$13.1 million).

Intchains Group Achieves Milestones in Innovative Solutions and Cryptocurrency Strategy

Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer, commented, “In the first quarter of 2025, the cryptocurrency market encountered considerable headwinds. Nevertheless, the Company demonstrated agility and foresight by promptly launching the Aleo series mining machines in response to shifting market dynamics. These altcoin mining machines delivered substantial profitability for miners amid challenging macro market conditions while driving sustainable corporate growth –further validating our expertise in altcoin mining machine innovations and our competitive edge through differentiated market positioning.

In addition, the Company introduced Goldshell Byte, an innovative dual-mining machine. This milestone reflects the Company’s unique capability to design and manufacture advanced mining machines spanning multiple altcoin protocols. The modular design—featuring a standard miner with pluggable mining cards—offers strategic flexibility for miners and encourages wider participation by retail users. Its compact, home-friendly form factor further promotes widespread participation in the decentralized network.

During the quarter, small- and mid-cap cryptocurrencies, including Ethereum, experienced downward pressure. Despite this, the Company remained committed to its long-term dollar-cost averaging strategy. As of March 31, 2025, the Company held approximately 7,023 ETH, representing a 23.2% increase quarter-over-quarter.

In the second quarter of 2025, Ethereum completed its Pectra upgrade, and the Ethereum Foundation reaffirmed its long-term vision with the appointment of a new board of directors. The Company views these developments as positive signals and continues to believe in the enduring value of blockchain technology. As a long-term accumulator of Ethereum, the Company will continue to build its position in alignment with its strategic outlook on decentralized applications.”

First Quarter 2025 Financial Results

Revenue

Revenue was RMB132.4 million (US$18.2 million) for the first quarter of 2025, representing an increase of 445.5% from RMB24.3 million for the same period in 2024. The substantial growth was primarily driven by strong market demand for our newly-launched Aleo series mining machines, which accounted for 74.8% of the total revenue for the first quarter of 2025.

Cost of Revenue

Cost of revenue was RMB57.0 million (US$7.9 million) for the first quarter of 2025, representing an increase of 273.8% from RMB15.3 million for the same period of 2024. The percentage increase in cost of revenue was lower than the percentage increase in our revenue, which was primarily due to the higher gross margins for the Aleo series mining machines sold in the first quarter of 2025.

Operating Expenses

Total operating expenses were RMB38.4 million (US$5.3 million) for the first quarter of 2025, representing a decrease of 11.8% from RMB43.6 million for the same period of 2024. The decrease was primarily due to a decrease in research and development expenses, partially offset by an increase of general and administrative expenses.

•

Research and development expenses decreased by 27.9% to RMB26.4 million (US$3.6 million) for the first quarter of 2025 from RMB36.5 million for the same period of 2024. The decrease was primarily due to lower expenses related to preliminary research costs conducted for new projects.

•

Sales and marketing expenses increased by 37.8% to RMB2.2 million (US$0.3 million) for the first quarter of 2025 from RMB1.6 million for the same period of 2024, mainly driven by increased personnel-related expenses.

•

General and administrative expenses increased by 81.8% to RMB9.8 million (US$1.4 million) for the first quarter of 2025 from RMB5.4 million for the same period of 2024, mainly driven by increased professional fees, as well as the personnel-related expenses.

Interest Income

Interest income decreased by 24.0% to RMB3.2 million (US$0.4 million) for the first quarter of 2025 from RMB4.2 million for the same period of 2024, mainly due to a lower cash level resulting from our strategy of allocating part of our operating cash flow to acquire ETH-based cryptocurrencies.

Change in fair value of cryptocurrencies

Change in fair value of cryptocurrencies was RMB70.8 million (US$9.8 million) loss for the first quarter of 2025, compared to RMB5.4 million gain for the same period of 2024. The loss was primarily due to an approximately 46.0% decline in the price of ETH, while we simultaneously increased our holdings of ETH-based cryptocurrency as part of our ongoing ETH accumulation strategy.

Other Income, Net

Other income, net remained steady at RMB0.1 million and RMB0.2 million (US$0.03 million), respectively, for the first quarter of 2024 and 2025.

Net Loss

As a result of the foregoing, our net loss increased by 129.8% to RMB34.0 million (US$4.7 million) for the first quarter of 2025 from RMB14.8 million for the same period of 2024.

Non-GAAP Adjusted Net Loss

Non-GAAP adjusted net loss increased by 139.6% to RMB32.0 million (US$4.4 million) for the first quarter of 2025 from RMB13.3 million for the same period of 2024.

Basic and Diluted Net Loss Per Ordinary Share

Basic and diluted net loss per ordinary share both increased by 133.3% to RMB0.28 (US$0.04) for the first quarter of 2025 from RMB0.12 for the same period of 2024.

Non-GAAP Basic and Diluted Net Loss Per Ordinary Share

Non-GAAP adjusted basic and diluted net loss per ordinary share increased by 145.5% to RMB0.27 (US$0.04) for the first quarter of 2025 from RMB0.11 for the same period of 2024. Each ADS represents two of the Company’s Class A ordinary shares.

Recent Development

Aleo Mining: In the first quarter of 2025, we led the market with the launch of our Aleo series mining machines, which were well-received by the crypto mining communities globally despite sustained macro market pressures. By the end of May 2025, we had released five key models of the Aleo series, which have demonstrated strong competitiveness in the PoW sector in terms of daily profitability.

Goldshell Byte: On March 26, 2025, we officially launched Goldshell Byte, our latest flagship product, and an innovative dual-mining machine. Designed to allow miners to dynamically respond to market changes, Goldshell Byte combines standardized hardware with modular pluggable cards, drawing upon the our deep and extensive experience across multiple altcoin ecosystems. This innovation is expected to further strengthen our market position in the altcoin mining space.

Conference Call Information

The Company’s management team will host an earnings conference call to discuss its financial results at 8:00 PM U.S. Eastern Time on May 22, 2025 (8:00 AM Beijing Time on May 23, 2025). Details for the conference call are as follows:

Event Title:	Intchains Group Limited First Quarter 2025 Earnings Conference Call

Date:	May 22, 2025

Time:	8:00 PM U.S. Eastern Time

Registration Link:	https://register-conf.media-server.com/register/BI0dda68e5b19a4a7daade5ed1cf188ed8

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of dial-in numbers and a personal access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available at the Company’s website at https://ir.intchains.com/.

About Intchains Group Limited

Intchains Group Limited is a company that engages in the provision of altcoin mining products, the strategic acquisition and holding of Ethereum-based cryptocurrencies, and the active development of innovative Web3 applications. For more information, please visit the Company’s website at: https://intchains.com/.

Exchange Rate Information

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB7.2567 on the last trading day of the first quarter of 2025 (March 31, 2025). No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Use of Non-GAAP Financial Measures

In evaluating Company’s business, the Company uses non-GAAP measures, such as adjusted income (loss) from operations and adjusted net income (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses, and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in Company’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

Redhill

Belinda Chan

Tel: +852-9379-3045

Email: belinda.chan@creativegp.com

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of March 31
	2024	2025
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	322,252	243,316	33,530
USDC	1,690	3,458	476
Cryptocurrency, current	30,079	11,674	1,609
Inventories, net	98,614	92,494	12,746
Prepayments and other current assets, net	69,703	67,857	9,351
Short-term investments	198,562	300,530	41,414

Total current assets	720,900	719,329	99,126

Non-current Assets:
Cryptocurrencies, non-current	148,790	101,566	13,996
Long-term investments	20,569	21,913	3,020
Property, equipment and software, net	157,065	155,934	21,489
Intangible assets, net	3,552	3,424	472
Operating lease right-of-use assets	272	—	—
Deferred tax assets	28,942	26,173	3,607
Other non-current assets	9,419	9,712	1,338

Total non-current assets	368,609	318,722	43,922

Total assets	1,089,509	1,038,051	143,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	14,847	5,191	715
Contract liabilities	37,447	28,866	3,979
Income tax payable	2,023	1,241	171
Operating lease liabilities, current	272	—	—
Provision for warranty	161	241	33
Accrued liabilities and other current liabilities	21,692	17,367	2,393

Total current liabilities	76,442	52,906	7,291

Total liabilities	76,442	52,906	7,291

Shareholders’ Equity:
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 120,081,456 and 120,803,478 shares issued, 120,020,962 and 120,742,984 shares outstanding as of December 31, 2024 and March 31, 2025, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	195,236	201,629	27,785
Statutory reserves	51,762	51,912	7,154
Accumulated other comprehensive income	3,777	3,459	477
Retained earnings	762,292	728,145	100,341

Total shareholders’ equity	1,013,067	985,145	135,757

Total liabilities and shareholders’ equity	1,089,509	1,038,051	143,048

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months ended March 31,
	2024	2025
	RMB	RMB	US$
Products revenue	24,271	132,391	18,244
Cost of revenue	(15,262)	(57,045)	(7,861)

Gross profit	9,009	75,346	10,383
Operating expenses:
Research and development expenses	(36,540)	(26,354)	(3,632)
Sales and marketing expenses	(1,623)	(2,237)	(308)
General and administrative expenses	(5,410)	(9,838)	(1,356)

Total operating expenses	(43,573)	(38,429)	(5,296)

Income/(Loss) from operations	(34,564)	36,917	5,087
Interest income	4,150	3,154	435
Foreign exchange loss, net	(254)	(179)	(25)
Change in fair value of cryptocurrencies	5,442	(70,814)	(9,758)
Other income, net	139	193	27

Loss before income tax expenses	(25,087)	(30,729)	(4,234)
Income tax (expense)/benefit	10,292	(3,268)	(450)

Net loss	(14,795)	(33,997)	(4,684)

Foreign currency translation adjustment, net of nil tax	108	(318)	(44)

Total comprehensive loss	(14,687)	(34,315)	(4,728)

Weighted average number of shares used in per share calculation
— Basic	119,888,044	120,053,052	120,053,052
— Diluted	119,888,044	120,053,052	120,053,052
Net loss per share
— Basic	(0.12)	(0.28)	(0.04)
— Diluted	(0.12)	(0.28)	(0.04)

INTCHAINS GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except per share data)

	For the Three Months ended March 31,
	2024	2025
	RMB	RMB	US$
Income/(Loss) from operations	(34,564)	36,917	5,087
Add:
Share-based compensation expense	1,452	2,022	279
Non-GAAP adjusted operating income/(loss)	(33,112)	38,939	5,366
Net loss	(14,795)	(33,997)	(4,684)
Add:
Share-based compensation expense	1,452	2,022	279
Non-GAAP adjusted net loss	(13,343)	(31,975)	(4,405)

Non-GAAP adjusted net loss per share
— Basic	(0.11)	(0.27)	(0.04)
— Diluted	(0.11)	(0.27)	(0.04)

INTCHAINS GROUP LIMITED

UNAUDITED CRYPTOCURRENCY-ADDITIONAL INFORMATION

As of Quarter Ended	Cryptocurrency	Approximate Number of Cryptocurrency Held at End of Quarter		Original Cost Basis	Approximate Average Cost Price Per Unit of Cryptocurrency		Lowest Market Price Per Unit of Cryptocurrency During Quarter (a)		Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price (b)	Highest Market Price Per Unit of Cryptocurrency During Quarter (c)		Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price (d)	Market Price Per Unit of Cryptocurrency at End of Quarter (e)		Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price (f)
		Unit		USD	USD		USD		USD	USD		USD	USD		USD
March 31, 2025	ETH	6,347		18,031,664	2,841		1,754		11,132,638	3,746		23,775,862	1,842		11,691,174
	ETH-Coinbase Staked	676		1,954,713	2,892		1,914		1,293,864	4,065		2,747,940	2,017		1,363,492
	Bitcoin	12.66		946,882	74,793		76,555		969,186	109,358		1,384,472	83,416		1,056,047
	USDT&USDC	2,108,065		2,111,681	1		1		2,091,378	1		2,124,947	1		2,107,951
	Others	Multiple	*	84,283	Multiple	*	Multiple	*	33,817	Multiple	*	94,121	Multiple	*	37,553

	Total			23,129,223					15,520,883			30,127,342			16,256,217

December 31, 2024	ETH	5,075		15,102,524	2,976		2,309		11,718,175	4,109		20,853,175	3,414		17,326,050
	ETH-Coinbase Staked	627		1,800,713	2,872		2,487		1,559,349	4,450		2,790,150	3,701		2,320,527
	Bitcoin	10.29		720,567	70,026		58,864		605,711	108,389		1,115,323	95,285		980,483
	USDT&USDC	4,425,484		4,428,159	1		1		4,384,335	1		4,469,357	1		4,419,574
	Others	Multiple	*	78,298	Multiple	*	Multiple	*	30,694	Multiple	*	101,589	Multiple	*	69,389

	Total			22,130,261					18,298,264			29,329,594			25,116,023

September 30, 2024	ETH	3,522		10,115,116	2,872		2,116		7,452,552	3,563		12,548,886	2,596		9,143,112
	ETH-Coinbase Staked	627		1,800,713	2,872		2,290		1,435,830	3,926		2,461,602	2,807		1,759,989
	Bitcoin	8.47		549,364	64,860		49,050		415,454	70,000		592,900	63,552		538,285
	USDT&USDC	9,847,687		9,849,266	1		1		9,814,682	1		9,857,395	1		9,845,929
	Others	Multiple	*	105,405	Multiple	*	Multiple	*	36,415	Multiple	*	72,441	Multiple	*	53,661

	Total			22,419,864					19,154,933			25,533,224			21,340,976

June 30, 2024	ETH	1,937		6,179,744	3,190		2,814		5,450,718	3,974		7,697,638	3,394		6,574,178
	ETH-Coinbase Staked	480		1,301,108	2,711		2,954		1,417,920	4,243		2,036,640	3,645		1,749,600
	Bitcoin	3.95		265,883	67,312		56,500		223,175	72,777		287,469	61,613		243,371
	USDT&USDC	10,422,648		10,423,276	1		1		10,386,315	1		10,458,980	1		10,404,063
	Others	Multiple	*	107,484	Multiple	*	Multiple	*	54,226	Multiple	*	122,435	Multiple	*	64,202

	Total			18,277,495					17,532,354			20,603,162			19,035,414

March 31,2024	ETH	346		999,180	2,888		2,100		726,600	4,094		1,416,524	3,618		1,251,828
	ETH-Coinbase Staked	479		1,297,687	2,709		2,236		1,071,044	4,341		2,079,339	3,842		1,840,318
	Bitcoin	0.67		44,995	67,157		38,501		25,796	73,836		49,470	70,407		47,173
	USDT&USDC	99,583		99,583	1		1		99,583	1		99,583	1		99,583
	Others	Multiple	*	81,571	Multiple	*	Multiple	*	67,814	Multiple	*	124,481	Multiple	*	91,346

	Total			2,523,016					1,990,837			3,769,397			3,330,248

*

The ‘Others’ category encompasses various cryptocurrencies that are not reported individually due to their lower significance. This category is labeled as ‘Multiple’ to indicate the presence of diverse prices associated with different type of cryptocurrency. Due to their immaterial nature, detailed price listings are not provided.

(a)

The “Lowest Market Price Per Unit of Cryptocurrency During Quarter” represents the lowest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter, without regard to when we obtained any of the cryptocurrency.

(b)

The “Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price” represents a mathematical calculation consisting of the lowest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.

(c)

The “Highest Market Price Per Unit of Cryptocurrency During Quarter” represents the highest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter, without regard to when we obtained any of the cryptocurrency.

(d)

The “Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price” represents a mathematical calculation consisting of the highest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.

(e)

The “Market Price Per Unit of Cryptocurrency at End of Quarter” represents the market price of a single unit of cryptocurrency on the Coinbase exchange at midnight UTC+8 time on the last day of the respective quarter, which aligns with the our revenue recognition cut-off.

(f)

The “Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price” represents a mathematical calculation consisting of the market price of a single unit of cryptocurrency on the Coinbase exchange at midnight UTC+8 time on the last day of the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.